UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $400,000,000 aggregate principal amount of Senior Non Preferred Callable Floating Rate Notes due 2028, $1,100,000,000 aggregate principal amount of 5.552% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2028, $1,250,000,000 aggregate principal amount of 5.538% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2030 and $1,250,000,000 aggregate principal amount of 6.350% Tier 2 Subordinated Fixed Rate Notes due 2034, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-271955):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement dated as of March 11, 2024

4.1	Senior Non Preferred Debt Securities Indenture, dated as of March 14, 2024, among Banco Santander, S.A., as Issuer, and The Bank of New York Mellon, London Branch, as Trustee

4.2	First Supplemental Indenture, dated as of March 14, 2024, to the Senior Non Preferred Debt Securities Indenture, dated as of March 14, 2024, among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee, Calculation Agent and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar

4.3	Second Supplemental Indenture, dated as of March 14, 2024, to the Subordinated Debt Securities Indenture, dated as of August 8, 2023, among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar

4.4	Form of Global Note for the Senior Non Preferred Callable Floating Rate Notes due 2028 (included in Exhibit A of the First Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture (Exhibit 4.2 to this filing))

4.5	Form of Global Note for the 5.552% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2028 (included in Exhibit B of the First Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture (Exhibit 4.2 to this filing))

4.6	Form of Global Note for the 5.538% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2030 (included in Exhibit C of the First Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture (Exhibit 4.2 to this filing))

4.7	Form of Global Note for the 6.350% Tier 2 Subordinated Fixed Rate Notes due 2034 (included in Exhibit A of the Second Supplemental Indenture to the Subordinated Debt Securities Indenture (Exhibit 4.3 to this filing))

5.1	Opinion of Uría Menéndez

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A.
(Registrant)

Date: March 14, 2024	By:	/s/ José Antonio Soler
		Name:	José Antonio Soler
		Title:	Authorized Representative